Exhibit 99.1

Completion of CEO Transition

Georgetown, Cayman Islands, April 3rd, 2023 -- StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”) today announced that on March 31, 2023, the Company completed the transition of leadership roles, by which Pedro Zinner assumed the position of CEO of Stone. Thiago Piau, former CEO, joined the Company’s Board as a director and member of the Finance and Risk committee on February 15, 2023, as previously announced.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

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